Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

NOTICE TO STOCKHOLDERS

Payment of Earnings - Monthly Dividend

ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that the monthly dividends related to 2018, amounting to R$ 0.015 per share, will be paid in accordance with the schedule below, without withholding income tax:

Month of accrual	Base date Date of the last trading day at B3	Payment
January	Dec 28	February 01, 2018
February	Jan 31	March 01, 2018
March	Feb 28	April 02, 2018
April	Mar 29	May 02, 2018
May	Apr 30	June 01, 2018
June	May 30	July 02, 2018
July	Jun 29	August 01, 2018
August	Jul 31	September 03, 2018
September	Aug 31	October 01, 2018
October	Sep 28	November 01, 2018
November	Oct 31	December 03, 2018
December	Nov 30	January 02, 2019

In accordance with our Stockholder Remuneration Policy (Dividends and Interest on Capital) available on the Investor Relations website, the monthly payment is made as an advance of the amount that will be paid after the determination of the annual Balance Sheet.

São Paulo (SP), March 8, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer